Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Provides Further Positive Developments in Production

July 28, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to provide an operations and second quarter production update for its wholly owned La Guitarra Mine. The mill began processing low grade stockpile material on April 21, 2010, following a seventeen month closure, and 6,542 tonnes were processed during the quarter ended June 30, 2010. During the week beginning July 19, 2010 the mill processed 1,333 tonnes averaging 200 grams per tonne (“g/t”) silver and 3.03 g/t gold.

During the quarter, Initial mill feed came from pre-existing stockpiles of low grade development and backfill type material. On June 17, 2010, higher grade mined ores from La Guitarra began to displace the lower grade material being processed. As development work advances at La Guitarra and additional working areas are brought into production, it is anticipated monthly tonnes milled will increase and average grades will also increase as low grade material is displaced by mined ore.

The following table summarizes second quarter mill production at La Guitarra:

	Totals	April	May	June
Tonnes milled	6,542	1,085	2,676	2,781
Tonnes milled per day	123	109	127	126
Silver grade g/t	102	76	63	149
Gold grade g/t	0.86	1.01	0.82	0.84
Silver recovery %	82.84%	75.79%	79.53%	88.71%
Gold recovery %	75.70%	73.55%	77.04%	75.25%
Silver ounces*	18,197	2,024	4,341	11,832
Gold ounces*	136.78	25.91	54.35	56.52
*Contained in concentrate produced

It is expected that during the month of July, 5,600 tonnes of ore will be processed at La Guitarra consisting of 3,140 tonnes of mined ore and 2,460 tonnes of low grade material with an average combined grade of 139 g/t silver and 0.8 g/t gold.

Work is continuing at La Guitarra in order to develop sufficient working areas to operate the mill at capacity. Until sufficient development work has been completed to consistently operate at or near mill capacity production levels and grades may be highly variable.

Genco’s Acting CEO, James Anderson stated, “There is now a wonderful team atmosphere at La Guitarra and all are excited to see what this mine can produce when properly managed. I couldn’t be more proud of what our people at the mine in Mexico are accomplishing.”

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, please contact:

James Anderson
Acting Chief Executive Officer
Telephone: (604) 682-2205 ext 223
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.